UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	()Form 10-K	()Form 20-F	()Form 11-K	(X)Form 10-Q	()Form 10-D	()Form N-SAR	()Form N-CSR

For Period Ended: March 31, 2008

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended: June 30, 2009

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

GENETHERA, INC.

Full Name of Registrant:

N/A

Former Name if Applicable

5255 Marshall Street

Address of Principal Executive Office (Street and Number)

Arvada, CO 80002

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

( )	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, 10-Q, Form N-SAR, or portion thereof, will be filed on or before the nineteenth calendar day following the prescribed due date; or the subject quarterly of transition report on Form 10-Q, or portion thereof be filed on or before the fifth calendar day following prescribed due date; and

( )	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 within the prescribed period due to our previous auditor refusing to communicate with our new auditors causing them to review everything without the previous auditor’s input. The SEC requested for the 10-K 2007 be re-audited by our previous auditor, W. Uniack & Co. CPA’s, PC. Unfortunately, our previous auditor was unable to satisfy the completion of such re-audit in due time even though he also reviewed the first 10-Q.  Our previous auditor opted not to sign off on it causing our 10-Q for the first and subsequently, our second quarterly of 2009 to be delayed as well. Moreover, our new auditors’ retainer must be completed before they sign off on both; first and second quarterly reports for 2009. Such setback prevents the Company from filing the Quarterly Report with unreasonable effort or expense. The Company fully expects to be able to file within the additional time allowed by this report.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Tannya L. Irizarry	(303)	463-6371
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

(X) Yes    ( ) No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

( ) Yes    (X) No

GENETHERA, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2009	By: /s/ TANNYA L. IRIZARRY
Tannya L. Irizarry
CFO (Interim)